

September 28, 2009

H. Patrick Dee
Chief Operating Officer
First State Bancorporation
7900 Jefferson NE
Albuquerque, NM 87109

>   **Re: First State Bancorporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **File No. 001-12487**

Dear Mr. Dee:

We have reviewed the above referenced filing and related materials and your response letter August 18, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Analysis of the Allowance for Loan Losses, page A-23

1.   We have reviewed your response to prior comment five from our letter dated August 4, 2009. In your response, you state that total non-performing loans of $118.3 million as of December 31, 2008 are <u>impaired</u> loans (i.e. meeting the

definition of impaired in paragraph 8 of SFAS 114). You also state that you have recorded a SFAS 5 allowance of $7.4 million on $95.4 million of these loans. Q&A 11 of EITF Topic D-80 states that if a creditor concludes that an individual loan specifically identified for evaluation is impaired, that creditor should not establish an allowance in addition to one measured under SFAS 114. The flowchart at the end of the EITF also illustrates this point. Please tell us how your methodology complies with the applicable guidance.

2.   For the $95.4 million in loans for which you have recorded a $7.4 million SFAS 5 allowance, please clarify whether these loans were first measured for impairment under SFAS 114 or if the allowance was determined solely under SFAS 5.

3.   Please provide us with a table that quantifies the dollar amount of loans for which the allowance was determined under SFAS 5 and SFAS 114 by loan category. For those loans for which the allowance was determined under SFAS 114, tell us how impairment was measured (ex: present value of expected future cash flows, loan's observable market price or fair value of the collateral).

4.   For those loans where impairment was measured using the fair value of the collateral, please provide us with the following additional information:

    •   Tell us whether you used external appraisals to determine the fair value of the collateral;

    •   If so, tell us how and when you obtained external appraisals;

    •   Tell us if adjustments were made to the external appraisals received and if so, provide us with the following information:

        o   More detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made;

        o   How the significant adjustments were made to the appraisal values, and whether the adjustments typically resulted in an increase or decrease in the appraisal value; and

        o   Whether you discussed the types of adjustments you were making to the appraisals with the appraisal company to get their perspective on whether they believe the properties could be sold at the revised appraisal value if the property was properly marketed for sale for the customary period of time.

- Tell us whether estimates were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end; and

- If you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief